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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    Zebra Technologies Corporation, a Delaware corporation ("Zebra"), and Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Zebra, hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on August 3, 2001 and amended and supplemented by Amendment No. 1 thereto dated August 15, 2001 and Amendment No. 2 thereto dated August 17, 2001 (as so amended and supplemented, the "Schedule TO") with respect to Merger Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which have been previously filed herewith as Exhibits 99.1(a)(1)(A) and 99.1(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 of the Schedule TO is hereby amended by adding the following paragraph at the end of the section entitled "THE TENDER OFFER—10. BACKGROUND OF THE OFFER AND THE ACQUISITION; PAST CONTACTS OR NEGOTIATIONS WITH FARGO" IN THE OFFER TO PURCHASE:

    "On August 30, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 1 to the Acquisition Agreement pursuant to which the amount of the termination fee Fargo may be required to pay Zebra under certain circumstances was reduced from $5.6 million to $4.1 million. A copy of Amendment No. 1 to the Acquisition Agreement is filed as Exhibit 99.1(d)(6) to the Schedule TO and is incorporated herein by reference."

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Item 6 of the Schedule TO is hereby amended by changing the amount stated in each of subsections (a) (i) and (ii) of the paragraph entitled "Termination Fees" in the section entitled "THE TENDER OFFER—11. THE ACQUISITION AGREEMENT" in the Offer to Purchase from "$5,600,000" to "$4,100,000".

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

    On August 30, 2001, counsel to Fargo and members of the Fargo Board and counsel to Zebra executed a settlement agreement, with respect to the lawsuit filed by James Stewart against the foregoing parties in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota, on August 13, 2001 (the "Stewart Complaint"), with counsel to Mr. Stewart on behalf of Mr. Stewart and the putative class of persons on behalf of whom he brought the lawsuit. In consideration of the settlement, Zebra and Fargo agreed that, among other things, by August 30, 2001: (i) the Acquisition Agreement would be amended to reduce the amount of the termination fee payable by Fargo to Zebra under certain circumstances from $5,600,000 to $4,100,000 (as set forth in Amendment No. 1 to the Acquisition Agreement), (ii) Fargo would amend certain disclosures in the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Fargo on August 3, 2001, as amended by Amendment No. 1 thereto filed on August 15, 2001 and Amendment No. 2 thereto filed on August 17, 2001, to provide additional information regarding the dates of historical discussions with other parties and the valuation methodologies used by Raymond James & Associates, Inc. and (iii) the expiration date of the Offer would be extended by 15 days through September 14, 2001, unless the Offer is further extended. In addition, Fargo and Zebra agreed that, in the event that the Merger is consummated, Fargo will pay attorney's fees not to exceed $190,000 to plaintiff's counsel. The proposed settlement is subject to the approval of the court. Counsel to each of the parties to the litigation have agreed to present to the court the appropriate documentation required in order to obtain approval by the court of the settlement.

    Pursuant to the terms of the settlement, Zebra is extending the expiration of the Offer until 12:00 Midnight, New York City time, on Friday, September 14, 2001, unless the Offer is further extended. The Offer was previously scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 30, 2001. All references to "12:00 Midnight, New York City time, on Thursday, August 30, 2001" as the "Expiration Date," or time of expiration of the Offer, are hereby amended to refer to "12:00 Midnight, New York City time, on Friday, September 14, 2001."

    As of 3:00 p.m., New York City time, on August 30, 2001, 7,794,903 shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 66.3% of the outstanding shares.

    On August 30, 2001 Zebra and Fargo issued a joint press release announcing the settlement of the Stewart Complaint and announcing the extension of the expiration of the Offer until 12:00 Midnight, New York City time, on Friday, September 14, 2001, pursuant to the terms of the settlement. The press release is contained in Exhibit 99.1(a)(5)(c) hereto, and the information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

99.1(a)(5)(C)	Joint Press Release issued by Zebra and Fargo on August 30, 2001.
99.1(d)(6)	Amendment No. 1 to Acquisition Agreement, dated as of August 30, 2001, by and among Fargo, Zebra and Merger Sub.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ EDWARD L. KAPLAN
Name:	Edward L. Kaplan
Title:	Chairman and Chief Executive Officer
RUSHMORE ACQUISITION CORP.
By:	/s/ CHARLES R. WHITCHURCH
Name:	Charles R. Whitchurch
Title:	Vice President, Treasurer and Secretary

August 30, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1(a)(1)(A)	Offer to Purchase, dated August 3, 2001
99.1(a)(1)(B)	Letter of Transmittal
99.1(a)(1)(C)	Notice of Guaranteed Delivery
99.1(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.1(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 3, 2001
99.1(a)(5)(A)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001
99.1(a)(5)(B)	Joint Press Release issued by Zebra and Fargo on August 17, 2001
99.1(a)(5)(C)*	Joint Press Release issued by Zebra and Fargo on August 30, 2001
99.1(d)(1)	Acquisition Agreement, dated July 31, 2001, by and among Fargo, Zebra and Merger Sub
99.1(d)(2)	Confidentiality Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(3)	Exclusivity Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(4)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.1(d)(5)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of Fargo's directors and executive officers
99.1(d)(6)*	Amendment No. 1 to Acquisition Agreement, dated as of August 30, 2001, by and among Fargo, Zebra and Merger Sub

*Filed herewith; all others previously filed.

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EXHIBIT INDEX